SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

City of Buenos Aires, December 19, 2024

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

Sub-management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299, 2nd Floor

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

San Martín 344

City of Buenos Aires

Re: Agreement with Shell - Finalization of JSDA with Petronas

Dear Sir or Madam,

The purpose of this letter is to comply with the requirements of the Comisión Nacional de Valores (the “CNV”) Rules and the corresponding ByMA and MAE Rules.

In this regard, and continuing with our relevant fact dated September 1, 2022, please find attached the Company’s press release in connection with the above-referenced matter.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

YPF and Shell sign a Project Development Agreement (PDA) for the first phase of the Argentina LNG Project

YPF President and CEO Horacio Marin, and Shell’s Executive Vice President of LNG, Cederic Cremers, signed a PDA for the development of Argentina’s LNG Project in The Hague, Netherlands.

The PDA means that Shell will join the project. The parties commit to mature the development of the first phase of the Argentina LNG project towards a decision to enter the Front -End Engineering and Design (FEED) stage. The first phase has a liquefaction capacity of 10 million tons per year (MTPA).

“We are proud to have Shell, with its world leading LNG business, join the project. As a pioneer in the LNG market, Shell’s knowledge and experience will be instrumental in helping position Argentina as a reliable and competitive global energy provider,” said the president of YPF.

With Shell entering into the development of the first phase of the ARG LNG Project, Petronas’ participation as a partner of YPF has come to an end. Both will continue working on the development of the La Amarga Chica area in Vaca Muerta. YPF acknowledges Petronas’ valuable contribution during the last two years, sharing with YPF’s teams its technical and commercial experience in the LNG market. The joint work has contributed to the development of the ARG LNG Project to its current stage and will allow further steps to be taken.

About the Argentina LNG Project

Argentina LNG is a project for the liquefaction of gas for export to global markets. It includes gas production from dedicated blocks in Vaca Muerta and its transportation through dedicated pipelines. These pipelines will extend 580 kilometers to a processing and liquefaction terminal to be built in Sierra Grande, Rio Negro, on the Atlantic coast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 19, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer